UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  October 12, 2007

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	As at 31 August 2007	As at 31 August 2006	As at 30 November 2006 (Audited)
	$	$	$

Assets

Current
Cash and cash equivalents (Note 3)	28,008,620	22,168,094	30,149,153
Available for sale investments	-	72,000	72,000
Amounts receivable (Note 4)	594,285	546,926	358,427
Prepaid expenses	67,145	190,688	111,016

	28,670,050	22,977,708	30,690,596

Property, plant and equipment (Note 5)	589,823	116,025	107,424

	29,259,873	23,093,733	30,798,020

Liabilities

Current
Accounts payable and accrued liabilities (Note 7)	4,082,614	3,031,021	465,922
Deferred tax liability (Note 12)	151,219	-	-

	4,233,833	3,031,021	465,922

Shareholders’ equity
Capital stock (Note 9)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 August 2007 – 102,692,511 common shares
31 August 2006 – 88,643,367 common shares
30 November 2006 – 96,251,717 common shares	36,088,987	27,239,584	36,879,416
Contributed surplus (Note 9)	3,862,859	1,519,827	3,429,508
Share subscriptions received in advance	-	-	7,500
Warrants (Note 9)	7,537,940	6,851,529	9,459,394
Deficit, accumulated during the exploration stage	(22,463,746)	(15,548,228)	(19,443,720)

	25,026,040	20,062,712	30,332,098

	29,259,873	23,093,733	30,798,020

Nature and Continuance of Operations (Note 1) and Commitments (Note 11)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)

On behalf of the Board:

“/s/ Tim Coupland”	Director	“/s/ Robert Hall”	Director
Tim Coupland		Robert Hall

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$	$	$

Expenses
Mineral properties expenditures (Schedule 1)	6,942,103	5,545,488	8,865,125	7,638,687
General and administrative (Schedule 2)	715,454	305,529	2,314,518	2,109,040

Net loss before other items and income taxes	(7,657,557)	(5,851,017)	(11,179,643)	(9,747,727)

Other items
Interest income	311,037	258,511	978,673	544,610
Gain on sale of available for sale investments	-	-	126,466	-
Write-down of marketable securities	-	(10,000)	-	(10,000)

Net loss before income taxes	(7,346,520)	(5,602,506)	(10,074,504)	(9,213,117)

Future income tax recovery (Note 12)	2,231,207	-	7,054,478	1,478,400

Net loss for the period	(5,115,313)	(5,602,506)	(3,020,026)	(7,734,717)

Deficit, accumulated during the exploration stage, beginning of period	(17,348,433)	(9,945,722)	(19,443,720)	(7,813,511)

Deficit, accumulated during the exploration stage, end of period	(22,463,746)	(15,548,228)	(22,463,746)	(15,548,228)

Basic and diluted loss per share (Note 2)	(0.050)	(0.063)	(0.030)	(0.096)

Weighted average number of common shares outstanding	102,685,120	88,577,742	99,637,226	80,708,393

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

For the three month period ended 31 August 2007		For the three month period ended 31 August 2006	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$	$	$

Cash flows from operating activities
Net loss for the period	(5,115,313)	(5,602,506)	(3,020,026)	(7,734,717)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Notes 6 and 13)	-	-	-	182,500
Accrued interest income	43,092	-	(169,760)	-
Amortization of property, plant and equipment	58,229	5,921	85,641	12,435
Gain on sale of available for sale investments (Note 13)	-	-	(126,466)	-
Future income tax recovery (Note 12)	(2,231,207)	-	(7,054,478)	(1,478,400)
Stock-based compensation (Note 10)	210,193	39,568	640,470	1,254,306
Write down of marketable securities	-	10,000	-	10,000

	(7,035,006)	(5,547,017)	(9,644,619)	(7,753,876)

Changes in operating assets and liabilities
Increase in amounts receivable	(237,290)	(405,730)	(66,098)	(506,083)
(Increase) decrease in prepaid expenses	32,520	(110,791)	43,871	(190,688)
Increase in accounts payable and accrued liabilities	2,663,087	2,049,030	3,616,692	2,951,433

	(4,576,689)	(4,014,508)	(6,050,154)	(5,499,214)

Cash flows from investing activities
Purchase of property, plant and equipment	(265,709)	(32,463)	(568,040)	(114,347)
Proceeds on sale of available for sale investments	-	-	198,466	-

	(265,709)	(32,463)	(369,574)	(114,347)

Cash flows from financing activities
Issuance of flow-through shares for cash	-	-	-	6,942,843
Issuance of warrants for cash	-	-	-	3,232,157
Warrants exercised	6,500	237,500	3,966,695	5,724,543
Options exercised	-	7,500	320,000	405,000
Share issuance costs	-	-	-	(364,756)
Share subscriptions received in advance	-	-	(7,500)	-

	6,500	245,000	4,279,195	15,939,787

Increase (decrease) in cash and cash equivalents	(4,835,898)	(3,801,971)	(2,140,533)	10,326,226

Cash and cash equivalents, beginning of period	32,844,518	25,970,065	30,149,153	11,841,868

Cash and cash equivalents, end of period	28,008,620	22,168,094	28,008,620	22,168,094

Restricted Cash and Cash Equivalents (Note 3)
Supplemental Disclosures with Respect to Cash Flows (Note 13)

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share Subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Flow-through shares issued – cash ($1.90 per unit)	6,380,000	9,613,448	-	-	-	9,613,448
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	3,155,550	3,353,119	-	(986,456)	-	2,366,663
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agent compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agent compensation warrants exercised ($0.40 per share)	51,622	25,945	-	(5,296)	-	20,649
Agent compensation warrants exercised ($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agent compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agent compensation warrants exercised ($0.65 per unit)	656,787	649,266	-	(222,355)	-	426,911
Agent compensation warrants exercised ($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agent compensation warrants exercised ($0.75 per share)	935,691	701,768	-	-	-	701,768
Stock options exercised ($0.20 per share)	1,550,000	453,825	(143,825)	-	-	310,000
Stock options exercised ($0.60 per share)	350,000	348,488	(138,488)	-	-	210,000
Shares issued for mineral property ($0.73 per share) (Notes 6 and 13)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 13)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	6,755,901	-	6,755,901
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(1,218,894)	-	-	-	(1,218,894)
Share issuance cost – share	-	(252,751)	-	-	-	(252,751)
Share issuance cost - warrant	-	(1,015,191)	-	-	-	(1,015,191)
Stock-based compensation (Note 10)	-	-	3,237,869	-	-	3,237,869
Subscriptions received in advance	-	-	7,500	-	-	7,500
Tax benefits renounced to flow-through share subscribers	-	(1,429,960)	-	-	-	(1,429,960)
Net loss for the year	-	-	-	-	(11,630,209)	(11,630,209)

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	2,322,200	2,467,593	-	(725,943)	-	1,741,650
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agent compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agent compensation warrants exercised ($0.40 per unit)	51,622	25,945	-	(5,296)	-	20,649
Agent compensation warrants exercised ($0.36 per unit)	200,468	94,422	-	(22,254)	-	72,168
Agent compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agent compensation warrants exercised ($0.65 per share)	556,787	550,412	-	(188,499)	-	361,913
Agent compensation warrants exercised ($0.45 per share)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agent compensation warrants exercised ($0.75 per share)	865,691	649,268	-	-	-	649,268
Stock options exercised ($0.20 per share)	1,500,000	439,185	(139,185)	-	-	300,000
Stock options exercised ($0.60 per share)	175,000	174,246	(69,246)	-	-	105,000
Issued for interest in mineral property ($0.73 per share) (Notes 6 and 13)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 13)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	3,853,667	-	3,853,667
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(364,756)	-	-	-	(364,756)
Share issuance cost – share	-	(252,751)	-	-	-	(252,751)
Share issuance cost – warrant	-	(621,511)	-	-	-	(621,511)
Stock-based compensation (Note 10)	-	-	1,254,306	-	-	1,254,306
Tax benefits renounced to flow-through share subscribers	-	(1,478,400)	-	-	-	(1,478,400)
Net loss for the period	-	-	-	-	(7,734,717)	(7,734,717)

Balance at 31 August 2006	88,643,367	27,239,584	1,519,827	6,851,529	(15,548,228)	20,062,712

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098
Warrants exercised ($0.75 per share) (Note 9)	1,666,650	1,770,999	-	(521,011)	-	1,249,988
Warrants exercised ($0.65 per share) (Note 9)	4,135,000	4,087,654	-	(1,399,904)	-	2,687,750
Agent compensation warrants exercised ($0.45 per share) (Note 9)	1,336	1,140	-	(539)	-	601
Agent compensation warrants exercised ($0.75 per share) (Note 9)	37,808	28,356	-	-	-	28,356
Stock options exercised ($0.20 per share) (Note 9)	100,000	29,279	(9,279)	-	-	20,000
Stock options exercised ($0.60 per share) (Note 9)	500,000	497,840	(197,840)	-	-	300,000
Stock-based compensation (Note 10)	-	-	640,470	-	-	640,470
Subscriptions received in advance	-	-	(7,500)	-	-	(7,500)
Tax benefits renounced to flow-through share subscribers (Note 12)	-	(7,205,697)	-	-	-	(7,205,697)
Net loss for the period	-	-	-	-	(3,020,026)	(3,020,026)

Balance at 31 August 2007	102,692,511	36,088,987	3,862,859	7,537,940	(22,463,746)	25,026,040

The accompanying notes are an integral part of these financial statements.

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$	$	$

Exploration operating expenses
Amortization	52,774	-	69,276	-
Assaying and geochemical	120,211	46,370	150,219	61,805
Camp costs and field supplies	531,070	482,937	650,160	584,518
Claim maintenance and permitting	723	2,323	28,194	59,873
Community relations and government	14,213	-	44,203	74,000
Drilling	1,543,463	1,192,842	1,684,478	1,192,842
Equipment rental	66,255	57,471	90,315	92,097
Geology and engineering (recovery)	126,004	(43,030)	163,330	53,795
Geophysics	-	-	3,000	-
Metallurgical studies	-	-	48,146	-
Orthophotography	-	-	128,828	-
Staking and line cutting	-	103,906	105,655	186,862
Surveying	185,507	578,539	369,364	902,566
Transportation and fuel	3,286,192	2,640,323	4,045,698	3,335,073
Wages, consulting and management fees	1,015,691	844,144	1,476,702	1,212,057

	6,942,103	5,905,825	9,057,568	7,755,488

Acquisition of mineral property interests (Notes 6 and 13)	-	-	-	258,536

Recovery of mineral property cost (Note 6)	-	(360,377)	(192,443)	(375,337)

	6,942,103	5,545,488	8,865,125	7,638,687

Details on Mineral Properties Expenditures (Note 6)

The accompanying notes are an integral part of these financial statements.

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$	$	$

Advertising and promotion	107,048	49,986	356,266	198,100
Amortization	5,455	5,921	16,365	12,435
Automotive	1,921	931	5,327	2,793
Bank charges and interest (Note 13)	604	275	1,413	1,119
Consulting fees (Note 8)	-	-	-	35,839
Director fees (Note 8)	12,000	5,700	47,000	16,700
Filing and financing fees	1,349	3,730	62,332	57,101
Legal and accounting (Note 8)	126,404	39,118	302,426	136,016
Management fees (Note 8)	-	52,500	117,500	97,500
Meals and entertainment	6,507	2,801	28,891	16,154
Office and miscellaneous	22,623	58,827	147,956	120,648
Rent and utilities	10,944	12,734	34,501	25,237
Salaries and benefits (Note 8)	126,542	-	293,259	-
Secretarial fees (recovery) (Note 8)	-	9,000	8,500	27,037
Stock-based compensation (Note 10)	210,193	39,568	640,470	1,254,306
Telephone and internet	2,774	4,503	12,361	7,698
Transfer fees and shareholder information	63,774	15,185	181,291	74,037
Travel	17,316	4,750	58,660	26,320

	715,454	305,529	2,314,518	2,109,040

The accompanying notes are an integral part of these financial statements.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 31 August 2007 and for the nine month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $3,020,026 for the nine month period ended 31 August 2007 (31 August 2006 - $7,734,717) and has working capital of $24,436,217 at 31 August 2007 (31 August 2006 - $19,946,687, 30 November 2006 - $30,224,674).

The Company had cash and cash equivalents of $28,008,620 at 31 August 2007 (31 August 2006 - $22,168,094, 30 November 2006 - $30,149,153), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2007.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.  Operating results for the nine month period ended 31 August 2007 are not necessarily indicative of the results that may be expected for the year ended 30 November 2007.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2006.

 (9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

Available for sale investments are reported at fair value based on quoted market prices.  Unrealized gains and losses on available for sale investments are included in shareholders’ equity as a component of other comprehensive income.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Computer software	100%	declining balance
Equipment	20%	declining balance
Field equipment	20%	declining balance
Furniture and fixtures	20%	declining balance

Amortization of assets used in exploration is expensed to mineral properties expenditures.

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.  Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

 (10)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

 (11)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 August 2007 the Company recognized a future income tax liability of $151,219 (31 August 2006 - $Nil, 30 November 2006 - $Nil).  As at 31 August 2006 and 30 November 2006, the Company’s net future income tax assets were fully offset by a valuation allowance.

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

 (12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, available for sale investments, amounts receivable, prepaid expenses and accounts payable and accrued liabilities.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Restricted Cash and Cash Equivalents

A total of $6,032,765 of the Company’s cash and cash equivalents at 31 August 2007 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures.

4.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	As at 31 August 2007	As at 31 August 2006	As at 30 November 2006 (Audited)
	$	$	$

Accounts receivable	-	12,290	-
Goods and Services Tax receivable	424,525	376,168	198,876
Interest receivable	169,760	158,468	159,551

	594,285	546,926	358,427

 (13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

5.

Property, Plant and Equipment

	Cost	Accumulated amortization	Net book value
			As at 31 August 2007	As at 31 August 2006	As at 30 November 2006 (Audited)
	$	$	$	$	$

Computer equipment	47,522	18,985	28,537	31,308	31,058
Computer software	81,356	30,509	50,847	-	-
Equipment	62,166	14,763	47,403	55,726	53,231
Field equipment	479,319	35,949	443,370	-	-
Furniture and fixtures	25,705	6,039	19,666	28,991	23,135

	696,068	106,245	589,823	116,025	107,424

During the nine month period ended 31 August 2007, total additions to property, plant and equipment were $568,040 (31 August 2006 - $114,347, 30 November 2006 - $111,504).

6.

Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), Canada, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 8,799.95 ha (21,735.38 acres) and increased the size of the Contact Lake Mineral Claims to 10,601.57 ha (26,185.88 acres).  The Contact Lake Mineral Claims now consists of sixteen contiguous claims located 5 kilometers (“km”) southeast of Port Radium on the east side of Great Bear Lake and 680 km (423 miles) north of the city of Yellowknife, NT.

 (14)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Expenditures related to the Contact Lake Mineral Claims for the nine month period ended 31 August 2007 consist of amortization of $40,930 (31 August 2006 - $Nil), assaying and geochemical of $61,596 (31 August 2006 - $61,805), camp costs and field supplies of $423,587 (31 August 2006 - $464,324), claim maintenance and permitting of $13,452 (31 August 2006 - $59,873), community relations and government of $24,481 (31 August 2006 - $74,000), drilling of $1,056,782 (31 August 2006 - $1,192,842), equipment rental of $56,130 (31 August 2006 - $79,702), geology and engineering of $118,362 (31 August 2006 - $53,795), orthophotography of $103,306 (31 August 2006 - $Nil), staking and line cutting of $Nil (31 August 2006 - $186,862), surveying of $248,657 (31 August 2006 - $778,353), transportation and fuel of $1,036,357 (31 August 2006 - $2,583,159) and wages, consulting and management fees of $1,105,966 (31 August 2006 - $1,078,763).

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims for the nine month period ended 31 August 2007 consist of amortization of $28,346 (31 August 2006 - $Nil), assaying and geochemical of $88,623 (31 August 2006 - $Nil), camp costs and field supplies of $207,595 (31 August 2006 - $120,194), claim maintenance and permitting of $6,867 (31 August 2006 - $Nil), community relations and government of $19,722 (31 August 2006 - $Nil), drilling of $627,696 (31 August 2006 - $Nil), equipment rental of $33,340 (31 August 2006 - $12,395), geology and engineering of $4,536 (31 August 2006 - $Nil), metallurgical studies of $48,146 (31 August 2006 - $Nil), orthophotography of $25,522 (31 August 2006 - $Nil), surveying of $60,156 (31 August 2006 - $124,213), transportation and fuel of $3,007,121 (31 August 2006 - $751,914), wages, consulting and management fees of $350,811 (31 August 2006 - $133,294) and recovery of mineral property costs of $186,651 (31 August 2006 - $360,337).

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Company had no expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the nine month periods ended 31 August 2007 and 31 August 2006.

 (15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc., to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Eldorado Uranium Mineral Claims for the nine month periods ended 31 August 2007 and 31 August 2006.

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Note 13).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the nine month period ended 31 August 2006.

South Eldorado Uranium Mineral Claims, Northwest Territories

During the nine month period ended 31 August 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife.  The claims consist of 15,055.31 ha (37,202.32 acres).

Expenditures related to the South Eldorado Uranium Mineral Claims for the nine month period ended 31 August 2007 consist of camp costs and field supplies of $18,978 (31 August 2006 - $Nil), claim maintenance and permitting of $5,205 (31 August 2006 - $Nil), equipment rental of $845 (31 August 2006 - $Nil), geology and engineering of $39,600 (31 August 2006 - $Nil), geophysics of $3,000 (31 August 2006 - $Nil), staking and line cutting of $105,655 (31 August 2006 - $Nil), transportation and fuel of $2,220 (31 August 2006 - $Nil) and wages, consulting and management fees of $19,000 (31 August 2006 - $Nil).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

 (16)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

The Company has the right to acquire the remaining 50% interest subject to a 2% NSR, in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 11).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

The Company had no expenditures related to the Longtom Property for the nine month periods ended 31 August 2007 and 31 August 2006.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the NT, Canada, for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

The Company had no expenditures related to the Longtom Property (Target 1) for the nine month periods ended 31 August 2007 and 31 August 2006.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin, 275 km southeast of Yellowknife, NT, for cash proceeds of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company.

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in  three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company.  The MacInnis Lake Property now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres).

 (17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 with Max Resource, whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Property. The terms of the option agreement call for Max Resource to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of Max Resource (received);

iii.

work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 April 2007 ($237,748 incurred); $250,000 thirty months from 1 April 2005; $250,000 on or before by 1 April 2008; $250,000 on or before 1 April 2009 and $500,000 on or before 1 April 2010.

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

Expenditures related to the MacInnis Lake Property for the nine month period ended 31 August 2007 consist of claim maintenance and permitting of $2,670 (31 August 2006 - $Nil), geology and engineering of $832 (31 August 2006 - $Nil), surveying of $60,551 (31 August 2006 - $Nil), wages, consulting and management fees of $925 (31 August 2006 - $Nil) and recovery of mineral property costs of $5,792 (31 August 2006 - $15,000).

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$	$	$

General cash payments related to mineral property option agreements	-	-	-	15,000

Cash reimbursements of mineral property expenditures related to mineral properties	-	360,337	192,443	360,337

	-	360,337	192,443	375,337

 (18)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

7.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 31 August 2007 is $2,901 (31 August 2006 - $15,488) payable to directors and officers of the Company (Note 8).

8.

Related Parties Transactions

During the nine month period ended 31 August 2007, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $8,500 (31 August 2006 - $27,037) to an individual related to a director of the Company.  On 1 March 2007 this individual became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 8(ix)).

ii.

Paid or accrued accounting fees of $6,525 (31 August 2006 - $24,100) to a proprietorship controlled by the corporate secretary and officer of the Company.  On 1 January 2007 the corporate secretary and officer became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 8(ix)).

iii.

Paid or accrued consulting fees of $Nil (31 August 2006 - $35,839) to a company controlled by a director of the Company.

iv.

Paid or accrued management fees of $117,500 (31 August 2006 - $97,500) to a company controlled by a director of the Company.  On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 8(ix)).

v.

Paid or accrued directors fees of $13,000 (31 August 2006 - $7,500) to a partnership controlled by a director of the Company.

vi.

Paid or accrued directors fees of $14,000 (31 August 2006 - $Nil) to a company controlled by a director of the Company.  On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense (Note 8(ix)).

vii.

Paid or accrued directors fees of $14,000 (31 August 2006 - $16,700) to a company controlled by a director of the Company.

viii.

Paid or accrued directors fees of $6,000 (31 August 2006 - $16,700) to a director of the Company.

ix.

Paid or accrued salaries and benefits of $293,259 (31 August 2006 - $Nil) to employees who are directors and/or officers of the Company.

 (19)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company during the nine month period ended 31 August 2007 are summarized as follows:

i.

During the nine month period ended 31 August 2007, the Company issued 1,666,650 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2007, 177,800 share purchase warrants in this series remain outstanding.

ii.

During the nine month period ended 31 August 2007, the Company issued 4,135,000 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2007, 2,136,250 share purchase warrants in this series remain outstanding.

iii.

During the nine month period ended 31 August 2007, the Company issued 1,336 common shares valued at a price of $0.45 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2007, 8,000 agent compensation warrants in this series remain outstanding.

iv.

During the nine month period ended 31 August 2007, the Company issued 37,808 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2007, 20,002 agent compensation warrants in this series remain outstanding.

v.

During the nine month period ended 31 August 2007, the Company issued 100,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at 31 August 2007, 200,000 stock options in this series remain outstanding.

vi.

During the nine month period ended 31 August 2007, the Company issued 500,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.  As at 31 August 2007, 2,400,000 stock options in this series remain outstanding.

vii.

On 3 July 2007, 55,000 stock options with an exercise price of $0.15 per share expired.  As at 31 August 2007, no stock options in this series remain outstanding.

 (20)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 31 August 2007:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.20	200,000	0.85
	0.60	2,400,000	1.42
	1.57	3,250,000	1.08

		5,850,000

The following is a summary of stock based compensation activities during the nine month periods ended 31 August 2007 and 2006:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	3,250,000	0.60
Exercised	(1,675,000)	0.24
Expired	(10,000)	0.14

Outstanding and exercisable at 31 August 2006	3,480,000	0.43

Weighted average fair value of options granted during the period		0.40

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(600,000)	0.53
Expired	(55,000)	0.15

Outstanding and exercisable at 31 August 2007	5,850,000	1.13

Weighted average fair value of options granted during the period		-

 (21)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 31 August 2007:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.75	177,800	0.05
Warrants	0.65	2,136,250	0.05
Agent compensation warrants	0.45	8,000	0.05
Agent compensation warrants	0.75	20,002	0.05
Agent compensation warrants	2.15	435,680	0.15
Agent compensation warrants	2.10	100,112	0.15
Warrants	2.10	2,750,000	0.15
Agent compensation warrants	2.20	508,296	0.63
Warrants	2.15	3,190,000	0.63

		9,326,140

The following is a summary of warrant activities during the nine month periods ended 31 August 2007 and 2006:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	4,278,625	1.79
Exercised	(10,103,159)	0.57
Expired	(100,000)	0.40

Outstanding and exercisable at 31 August 2006	12,471,320	1.05

Weighted average fair value of warrants granted during the period ended 31 August 2006		1.17

 (22)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	668	0.75
Exercised	(5,830,794)	0.68
Expired	-	-

Outstanding and exercisable at 31 August 2007	9,326,140	1.76

Weighted average fair value of warrants granted during the period ended 31 August 2007		-

The weighted average grant date fair value of warrants issued during the nine month period ended 31 August 2007, amounted to $Nil per warrant (31 August 2006 - $1.17 per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	As at 31 August 2007	As at 31 August 2006

Risk free interest rate	-	4.31%
Expected life	-	1.5 years
Annualized volatility	-	80.97%
Expected dividends	-	-

10.

Stock-Based Compensation

During the nine month period ended 31 August 2007, the Company granted Nil stock options (31 August 2006 - 3,250,000) to employees, directors and consultants.  Options granted prior to 1 December 2006 which vested in fiscal 2007 were estimated using the Black-Sholes model to have a fair value of $640,470 (31 August 2006 - $1,254,306).  The amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

 (23)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	As at 31 August 2007	As at 31 August 2006

Risk free interest rate	-	4.31%
Expected life	-	1.5 years
Annualized volatility	-	80.97%
Expected dividends	-	-

11.

Commitments

i.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

ii.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

iii.

On 1 April 2006, the Company entered into a five year lease (expires 1 March 2011) for premises with minimum lease commitments of approximately $3,575 per month.

12.

Income Taxes

During the nine month period ended 31 August 2007 the Company issued Nil common shares (31 August 2006 - 5,500,000, 30 November 2006 - 11,880,000) on flow-through basis for gross proceeds of $Nil (31 August 2006 - $10,175,000, 30 November 2006 - $22,297,000).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.  During the nine month period ended 31 August 2007, the Company renounced the tax benefits of a total of 11,880,000 flow-through common shares issued prior to 30 November 2006 resulting in an income tax recovery of $7,054,478 and a deferred tax liability of $151,219.

 (24)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

13.

Supplemental Disclosures with Respect to Cash Flows

	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$

Cash paid during the period for interest	1,413	844
Cash paid during the period for income taxes	-	-

During the nine month period ended 31 August 2007, the Company sold 200,000 common shares of Max Resources Corp. for proceeds of $198,466 (Note 6).

During the year ended 30 November 2006, the company issued 200,225 common shares valued at $252,751 and 2,036,921 warrants valued at $1,015,191 for agent services rendered.

During the year ended 30 November 2006, the Company issued 250,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 6).

14.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

15.

Subsequent Events

The following events occurred subsequent to 31 August 2007:

a)

The Company issued 4,000 agent compensation warrants.  Each agent compensation warrant entitles the holder to purchase an additional common share at a price of $0.75 up to 20 September 2007.  On 20 September 2007, 2,000 agent compensation warrants in this series expired.

b)

The Company issued 1,636,250 common shares at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  On 20 September 2007, 500,000 share purchase warrants in this series expired.

c)

The Company issued 177,800 common shares at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants.  On 20 September 2007, no share purchase warrants in this series remain outstanding.

d)

The Company issued 8,000 common shares at a price of $0.45 per share upon the exercise of previously outstanding agent compensation warrants.  On 20 September 2007, no agent compensation warrants in this series remain outstanding.

 (25)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

e)

The Company issued 20,000 common shares at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  On 20 September 2007, 2 agent compensation warrants in this series expired.

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP.  Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	For the nine month period ended 31 August 2007	For the nine month period ended 31 August 2006
	$	$

Statement of loss

Net loss for the period based on Canadian GAAP	(3,020,026)	(7,734,717)
Stock based compensation (Note 16(0))	-	-
Income tax expense on current period United States GAAP adjustments – Flow-through shares (Note 16(i))	(7,143,512)	(1,478,400)

Net loss for the period based on United States GAAP	(10,163,538)	(9,213,117)

Loss per share, basic and diluted	(0.10)	(0.11)

Shareholders’ equity

Canadian & United States GAAP	25,026,040	20,062,712

 (26)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

Balance sheet difference

	As at 31 August 2007	As at 31 August 2006	As at 30 November 2006 (Audited)
	$	$	$

Share capital

Canadian GAAP	47,489,786	35,610,940	49,775,818
Flow-through shares (Note 16(i))	9,647,940	2,552,868	2,504,428
Stock-based compensation (Note 16 (ii))	189,176	189,176	189,176
Other comprehensive income (Note 16 (iv))	-	-	38,000

United States GAAP	57,326,902	38,352,984	52,507,422

Deficit

Canadian GAAP	(22,463,746)	(15,548,228)	(19,443,720)
Flow-through shares (Note 16(i))	(9,647,940)	(2,552,868)	(2,504,428)
Stock-based compensation (Note 16(ii))	(189,176)	(189,176)	(189,176)

United States GAAP	(32,300,862)	(18,290,272)	(22,137,324)

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

i.

Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax base is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.

 (27)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at 31 August 2007, for United States GAAP purposes, cash of approximately $6,032,765 would be classified as restricted (Note 3).

ii.

Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation”.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 2 and 10.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized.  Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options.  The Company’s reported increase of $186,176 in both share capital and deficit as at 30 November 2006 and 2005 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the period.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares.  For the nine month periods ended 31 August 2007 and 2006, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

 (28)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the nine month periods ended 31 August 2007 and 2006 were 99,637,226 and 80,708,393 respectively.  The calculation of diluted earnings per share for the nine month periods ended 31 August 2007 and 2006 proved to be anti-dilutive.

iv.

Comprehensive income

CICA Handbook Section 1530, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in the financial statements.  There are no differences between net loss and comprehensive loss for each of the nine month periods ended 31 August 2007 and 2006 and, therefore, has not included comprehensive income (loss) in the financial statements.

v.

Mineral property expenditures

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 3.  For US GAAP purposes, exploration costs related to unproven mineral properties, leases and permits as well as acquisition costs for properties, leases and permits that do not provide for unrestricted exploration, are expensed as incurred.  The Company tracks expenditures on its mineral properties as exploration or development and under US GAAP capitalizes costs relating to the development of proven reserves.  Capitalized exploration costs are then assessed to determine if a write down in the carrying value is necessary and any write down would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

 (29)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2007

viii.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143 , “Accounting for Asset Retirement Obligations”. SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after 1 January 2004.  The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xi.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.

Recent pronouncements

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

 (30)

Management’s Discussion and Analysis
for the Nine Month Period Ended August 31, 2007

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Nine Month Period Ended August 31, 2007

This management’s discussion and analysis (“MD&A”), dated October 12, 2007 should be read in conjunction with the accompanying unaudited financial statements and notes for the nine month period ended August 31, 2007.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). These properties are in the exploration stage.  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company began its 2007 summer/fall exploration drill program at the Company’s Eldorado-Glacier Lake permit area and Contact Lake permit area in May 2007 and is expected to be completed in mid October 2007.  The Company has completed over 19,600 meters (73 holes) of drilling to date on IOCG and uranium targets with over 10,200 samples having been collected and submitted for assaying.  All of the drill results from the first 11 holes have intersected copper, silver, nickel, lead, zinc, cobalt, bismuth, uranium and vanadium bearing zones.

The Company began a detailed regional reconnaissance scale sampling and mapping program on the newly staked South Eldorado Uranium Mineral Claims. The Company intends to rapidly advance its uranium exploration activities in 2007/2008 and continue with development of its strategically owned assets in the Eldorado & Contact Lake uranium and IOCG districts.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX” and on the OTCBB under the symbol “ASXSF”.

As at August 31, 2007 the Company had $28,008,620 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is $27,741,619 which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

RESULTS OF OPERATIONS

SUMMARY

The Company’s net loss for the three month period ended August 31, 2007 was $(5,115,313) or $(0.050) per share compared to a net loss of $(5,602,506) or $(0.063) per share for the three month period ended August 31, 2006.  The Company’s net loss for the nine month period ended August 31, 2007 was $(3,020,026) or $(0.030) per share compared to a net loss of $(7,734,717) or $(0.096) per share for the nine month period ended August 31, 2006.  The decrease in net loss for the nine month period ended August 31, 2007 is mainly attributed to a future income tax recovery of $7,054,478 recorded on $22,178,100 of flow-through shares that were renounced on December 31, 2006.  Also contributing to the period over period differences were an increase in mineral property expenditures of $1,226,438, advertising and promotion of $158,166, director fees of $30,300, legal and accounting fees of $166,410, office and miscellaneous expenses of $27,308, salaries and benefits of $293,259 and transfer fees and shareholder information expenses of $107,254.  The expenditures were offset by a decrease in stock-based compensation, a non-cash expense, of $613,836, an increase in interest income of $434,063 and a gain on sale of available for sale investments of $126,466.

The Company has recorded a deferred tax liability of $151,219 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006 but have not yet been spent on mineral property exploration.

Advertising and promotion expenses for the three month period ended August 31, 2007 were $107,048 as compared to $49,986 for the same period in the prior year.  For the nine month period ended August 31, 2007, advertising and promotion expenses increased to $356,266 from $198,100 for the same period in 2006.  The increase in advertising and promotion is primarily attributable to costs associated with news release dissemination and fees paid to consultants.

Director fees increased to $12,000 for the three month period ended August 31, 2007 from $5,700 for the three month period ended August 31, 2006.  For the nine month period ended August 31, 2007, director fees increased to $47,000 from $16,700 for the same period in 2006.  The change is due mainly to an increase in the overall number of directors appointed and an increase in director fees paid.

Legal and accounting fees increased to $126,404 for the three month period ended August 31, 2007 from $39,118 for the three month period ended August 31, 2006.  For the nine month period ended August 31, 2007, legal and accounting fees increased to $302,426 from $136,016 for the same period in 2006.  The increase in legal and accounting fees period over period is due mainly to legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, the 2006 Private Placements and other general corporate matters.

Office and miscellaneous expenses for the three month period ended August 31, 2007 were $22,623 as compared to $58,827 for the same period in the prior year.  For the nine month period ended August 31, 2007, office and miscellaneous expenses increased to $147,956 from $120,648 for the same period.  The increase in office costs is directly attributed to the move to larger office premises in September 2006 and an increase in insurance costs.

Salaries and benefits for the three month period ended August 31, 2007 were $126,542 as compared to $Nil for the three month period ended August 31, 2006.  For the nine month period ended August 31, 2007, salaries and benefits increased to $293,259 as compared to $Nil for the same period in the prior year.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Transfer fees and shareholder information costs increased to $63,774 for the three month period ended August 31, 2007 from $15,185 for the three month period ended August 31, 2006.  For the nine month period ended August 31, 2007, transfer fees and shareholder information costs increased to $181,291 from $74,037 for the same period in 2006.  The increase in transfer fees and shareholder information costs period over period is due mainly to increase in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Stock based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the period.  Stock-based compensation for the three month period ended August 31, 2007 increased to $210,193 from $39,568 for the three month period ended August 31, 2006.  For the nine month period ended August 31, 2007, stock-based compensation decreased to $640,470 from $1,254,306 for the same period in the prior year.  The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.  The Company uses the Black-Sholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.

Interest income increased to $311,037 for the three month period ended August 31, 2007, compared to $258,511 for the same period in the prior year.  For the nine month period ended August 31, 2007, interest income increased to $978,673 as compared to $544,610 for the same period in the prior year, primarily due to significantly higher average cash balances in 2007 versus 2006.  Cash is invested either in interest-earning accounts or term deposits until required.

Total assets at August 31, 2007 decreased to $29,259,873 from $30,798,020 at November 30, 2006 primarily as a result of mineral property expenses.  In addition, the company realized cash inflows from the exercise of warrants and options of $4,279,195 and proceeds from available for sale investments of $198,466 offset by the purchase of property, plant and equipment of $568,040 and cash outflows from operations of $6,050,154.

The Company sold 200,000 shares of available for sale investments for total proceeds of $198,466, realizing a gain of $126,466.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the nine month period ended August 31, 2007 and 2006 are summarized below:

For the Nine Month Period Ended August 31, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	4,289,606	-	-	4,289,606
Port Radium – Glacier Lake Mineral Claims, NT	4,508,481	-	(186,651)	4,321,830
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
South Eldorado Uranium Mineral Claims, NT	194,503	-	-	194,503
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	64,978	-	(5,792)	59,186
	9,057,568	-	(192,443)	8,865,125

For the Nine Month Period Ended August 31, 2006:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	6,613,478	-	-	6,613,478
Port Radium – Glacier Lake Mineral Claims, NT	1,142,010	-	(360,337)	781,673
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	257,500	-	257,500
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	-	-	(15,000)	(15,000)
Dixie Lake Property – Red Lake, Ontario	-	1,036	-	1,036
	7,755,488	258,536	(375,337)	7,638,687

Additional particulars of expenditures on mineral properties are provided in note 6 to the unaudited financial statements for the nine month period ended August 31, 2007.

PROPERTIES

Alberta Star’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 39,671.83 hectares (“ha”) (98,027.77 acres), in the region.

1.

Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located in the Contact Lake area, 680 kilometers (“km”) (423 miles) north of Yellowknife, NT. The acquisition was completed after payment of $60,000 and the issuance of 300,000 of the Company’s common shares, at a deemed value of $72,000. The Company completed additional staking in the area in order to increase the project size to 16 mineral claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Exploration Program – 2007 Summer/Fall

The Company’s 2007 exploration drilling is based on the Company’s previous drill programs and is focused on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado & Contact Lake project areas.  The Company’s two base exploration camps, personnel and supporting infrastructures have been fully operational since May 2007 and is expected to be completed in mid October 2007.  The Company commenced drilling at two locations and added a third drilling rig midway through the program at the Eldorado Targeting IOCG & uranium targets.  Two helicopters are stationed at the project site.  Great Slave/Sahtu Helicopters Ltd. oversees the transport of the heli-portable drilling rigs to the various drilling locations on the project.  The Company secured delivery of all its immediate Jet-B and diesel fuel needs for the duration of the program.

The Company has assembled an experienced IOCG and uranium technical team with advanced uranium exploration expertise.  The Company contracted Aurora Geoscience Ltd. (“Aurora”) to supervise the 2007 drilling program at both the Eldorado and Contact Lake IOCG & uranium projects.  Aurora, a geological services company from Yellowknife, NT, has experience running large exploration camps, supervising diamond drill operations and overseeing drill core logging in Canada’s northern regions.  Mr. Lou Covello is overseeing the Company’s diamond drill supervision on behalf of Aurora.  Mr. Covello is a professional geologist with over 35 years experience in uranium, diamond and base and precious metals exploration in Canada and Australia.

The estimated budget for the 2007 exploration drill program, including contingencies, was approximately $15,000,000 of which $8,865,125 has been spent up to August 31, 2007.

Expenditures related to the Contact Lake Mineral Claims for the nine month period ended 31 August 2007 consist of amortization of $40,930 (31 August 2006 - $Nil), assaying and geochemical of $61,596 (31 August 2006 - $61,805), camp costs and field supplies of $423,587 (31 August 2006 - $464,324), claim maintenance and permitting of $13,452 (31 August 2006 - $59,873), community relations and government of $24,481 (31 August 2006 - $74,000), drilling of $1,056,782 (31 August 2006 - $1,192,842), equipment rental of $56,130 (31 August 2006 - $79,702), geology and engineering of $118,362 (31 August 2006 - $53,795), orthophotography of $103,306 (31 August 2006 - $Nil), staking and line cutting of $Nil (31 August 2006 - $186,862), surveying of $248,657 (31 August 2006 - $778,353), transportation and fuel of $1,036,357 (31 August 2006 - $2,583,159) and wages, consulting and management fees of $1,105,966 (31 August 2006 - $1,078,763).

Exploration Results – 2006 Summer/Fall

The Company discovered a new high grade poly-metallic skarn breccia that is rich in copper, molybdenum, lead, zinc, silver and tungsten, known as the Mile Lake Breccia situated on the Company’s Contact Lake property on the south side of Echo Bay.  Preliminary drilling of the Mile Lake Breccia yielded significant poly-metallic drill results from an 8 hole drill program.  Both drilling and field work confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, in both exploration rock sampling and in drill core.  The Mile Lake Breccia is a new discovery in which poly-metallic mineralization and alteration is intermittently exposed for over 2 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff.  The Company intersected 8.62 meters of 29.1 g/t silver, 1.81% copper, 1.19% zinc, 0.64% lead, 0.05% molybdenum and 0.03% Tungsten in hole number CLMB-06-01. Hole number CLMB-06-02 intersected 9.90 meters of 32.6 g/t silver, 1.16% copper, 1.76% zinc, 0.80% lead, 0.07% molybdenum and 0.09% Tungsten.  Hole number CLMB- 06-03 intersected 4.50 meters of 12.13 g/ton silver, 0.22% copper, 0.26% zinc.  Hole-number CLMB-06-04 intersected 3.0 meters of 23.20 g/ton silver.  Hole number CLMB-06-07 intersected 1.5 meters of 29.10 g/ton silver, 0.36% copper and 0.15% zinc.  A further 1.0 meter of 41.10 g/ton silver and 0.12% zinc were intersected in hole CLMB-06-05 (News Release (“NR”) November16, 2006), (NR April 5, 2007).  The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The Echo Bay South and Mag Hill drill programs were designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The region is situated at the southern end of the southeast arm of Echo Bay and is viewed by the Company as having the potential to host bulk tonnage mineralization. The drill results were successful in intercepting significant silver mineralization beneath a large pyretic gossan. The silver is contained in pyrite, chalcopyrite veins and disseminations within a kilometer scale phyllic and potassic alteration halo. The alteration zone is peripheral to an extensive zone of intense magnetite-actinolite-apatite alteration that was intersected in all holes drilled in the Mag Hill Program.  The South Echo Bay gossan silver-uranium target is located on our property, on the southern end of Echo Bay and 3 km due east of the Contact Lake Silver & Uranium mine.   The Company intersected 133 meters (439 feet) of 8.78 g/ton silver in hole number six.  This interval also includes 13.5 meters (44.6 feet) of 17.73 g/ton silver, 6.0 meters (19.8 feet) of 22.13 g/ton silver, 7.5 meters (24.7 feet) of 20.54 g/ton.  Hole number four intersected 37.5 meters (123.7 feet) of 20.69 g/ton silver including  a 3.0 meter high grade zone of 195.7 g/ton silver (6.29 oz/t). A further 1.5 meters (44.6 feet) of 51.1 g/ton (1.64 oz/t) silver were intersected in hole number five (NR March 1, 2007).

The Echo Bay drill program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mining district at Echo Bay in Canada’s Northwest Territories.  The initial drill results discovered a new zone of hydrothermal and structurally controlled polymetallic vein breccias that are enriched in silver, copper, nickel, cobalt, lead and zinc.  The Echo Bay silver-uranium target is located on the Company’s property, on the north side of Echo Bay.  The Company intersected 10.5 meters of 117.1 g/ton silver, 0.14% copper, 0.46% lead, 0.21% zinc and 0.18% nickel.  This interval also included 5.0 meters of 237.9 g/ton silver, 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel and 0.09% cobalt and 1.50 meters of 739.5 g/ton silver, 0.19% copper, 0.56% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt. A half meter zone of high grade 2,186.0 g/ton silver, 0.78% zinc, 3.57% nickel, 0.31% copper and 0.65% cobalt was also intersected in this interval (NR February 5, 2007).

Three of five drill holes confirmed additional poly-metallic mineralization at Echo Bay. Three of five drill holes intersected multiple zones of altered and highly mineralized poly-metallic breccias with disseminated and vein hosted copper, silver, cobalt, nickel, lead, zinc, iron and vanadium mineralization.

The K2 target area is a new IOCG discovery in which significant poly-metallic copper, gold, silver and cobalt mineralization was encountered in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters.  The mineralized zone remains undelineated and open at depth and along strike in both directions.  The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite magnetiteactinolite alteration zones, often appearing at surface as phyllic-potassic gossans.  Highlights from significant mineralized down hole intervals include 49.52 meters of 0.25% copper of 0.37% copper, 2.6 g/ton silver and 0.03% cobalt, 21.45 meters of 0.49% copper and 2.3 g/ton silver, 24.0 meters of 0.40% copper, 3.3 g/ton silver and 0.4 g/ton gold, 2 meters of 0.29% copper, 5.15 g/ton silver and 0.21% cobalt, and 1 meter of 3.19% copper, 0.44% lead, 0.75% zinc and 164.8 g/ton silver (NR Dec 14, 2006).  Dozens of additional significant intersections were previously reported by the Company from this preliminary drill program (NR January 17, 2007).  The mineralization occurs within the same suite of volcano-plutonic rocks that host other polymetallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite- feldsparapatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone.  The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites.  The core zone comprises a pervasive alkali feldspar-scapolite magnetiteactinolite-apatite hydrothermal assemblage.  The alteration signature and zone at Mag Hill is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  The Mag Hill discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Mag Hill region and in an extensive gossan at the southeast end of Echo Bay, with minor amounts of visible malachite.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Mag Hill area.  The rock samples assayed to a maximum of 0.69% uranium, 68.0 g/ton silver, 4.98% copper, 0.40% lead, 0.49% zinc, 0.23% nickel, 0.58% cobalt, 0.4 g/ton gold and 0.10% bismuth (NR January 8, 2007).

Future Developments

The Company is completing its exploration program for 2007 on its Contact Lake IOCG & Uranium Project that includes detailed mapping, rock sampling, ground geophysics and extensive diamond drilling through October 2007.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims totalling 2,424.23 ha (5,987.85 acres); collectively known as the Port Radium-Glacier Lake Mineral Claims. The properties are situated 1.5 km east of Port Radium on Great Bear Lake, NT. The interest was acquired by the Company paying $30,000 and issuing 360,000 common shares, valued at $72,000. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company.  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

Exploration Program – 2007 Summer/Fall

The Company’s follow-up 2007 drilling at Eldorado has confirmed more widespread poly-metallic and uranium mineralization at several drill locations.  Follow up exploration drilling is based on the Company’s previous drill programs and is focusing on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project areas.

Expenditures related to the Glacier Lake Mineral Claims for the nine month period ended 31 August 2007 consist of amortization of $28,346 (31 August 2006 - $Nil), assaying and geochemical of $88,623 (31 August 2006 - $Nil), camp costs and field supplies of $207,595 (31 August 2006 - $120,194), claim maintenance and permitting of $6,867 (31 August 2006 - $Nil), community relations and government of $19,722 (31 August 2006 - $Nil), drilling of $627,696 (31 August 2006 - $Nil), equipment rental of $33,340 (31 August 2006 - $12,395), geology and engineering of $4,536 (31 August 2006 - $Nil), metallurgical studies of $48,146 (31 August 2006 - $Nil), orthophotography of $25,522 (31 August 2006 - $Nil), surveying of $60,156 (31 August 2006 - $124,213), transportation and fuel of $3,007,121 (31 August 2006 - $751,914), wages, consulting and management fees of $350,811 (31 August 2006 - $133,294) and recovery of mineral property costs of $186,651 (31 August 2006 - $360,337).

Exploration Results – 2007 Summer/Fall

The Company received assay results from the first eleven holes.  All of the drill results from the first eleven holes intersected copper, silver, nickel, lead, zinc, cobalt, bismuth and vanadium bearing zones.  The Company encountered uranium mineralization in three of the holes which assayed 0.25 meters of 1.41% U3O8 , 0.53 meters of 0.17% U3O8 and 0.30 meters of 0.21% U308 within poly-metallic core (NR September 24, 2007).1

Highlights from significant mineralized down hole intervals from hole PR-07-22 include (NR October 4, 2007):

21.08 meters of 2.23% copper, 65.21 g/ton silver and 0.20% V2O5 including 7.50 meters of 2.74% copper, 102.09 g/ton silver and 0.19% V2O5 and 3.58 meters of 3.90% copper, 66.37 g/ton silver and 0.13% V205 as well as 1.50 meters of 4.77% copper, 168.07 g/ton silver and 0.58 meters of 9.47% copper and 182.40 g/ton silver.

•

0.70 meter of 1.49% copper 52.0 g/ton.

•

0.41 meter of 2.86% copper, 123 g/ton silver and 0.14% V2O5.

•

15 meters of 0.14% copper, 0.33% zinc and 0.12% V2O5.

____________________________

1  All of the Company’s drill core samples were prepared, bagged and sealed by the Company's supervised personnel and was transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying.  ACME is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques.  All samples were analyzed for Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S and Rb by inductivity coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF, HClO4, HNO3 and HCl).  All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to obtain correct values.

Exploration Results – 2006 Summer/Fall

The Company discovered a new zone of hydrothermal and structurally controlled polymetallic vein breccias at Eldorado on the North side of Echo Bay.  The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines.  Seven of the nine holes encountered widespread poly-metallic and uranium mineralization.  The Company intersected 5.0 meters of 0.22% U308 including 0.70 % U308 over 1.5 meters as well as 1.05% U308 over 1.0 meter and 2.07% U308 over 0.5 meters. Another significant intercept was 1.5 meters of 514.0 g/ton silver and 0.81% copper (NR January 29, 2007).  Other significant poly-metallic IOCG and uranium mineralization was intersected. The newly discovered hydrothermal and structurally controlled breccias are enriched in uranium, silver, gold, copper, nickel, cobalt, lead, zinc and vanadium.  The completion of the drilling has confirmed additional widespread poly-metallic and uranium mineralization.

Future Developments

The Company is completing its exploration program for 2007 on its Eldorado & Uranium Project that includes detailed mapping, rock sampling, ground geophysics and extensive diamond drilling through October 2007.

3.

Port Radium – Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) located north of Port Radium, NT, known as the Port Radium – Crossfault Lake Mineral Claims. The acquisition was completed after payment by the Company of $60,000 and issuance of 450,000 of its common shares (valued at $297,000). One-half of the NSR may be purchased for a one-time payment of $1,000,000 by the Company.

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists.  The Port Radium uranium belt was formally one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

4.

Port Radium – Eldorado Mineral Claims (Uranium Lease Claims), NT

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral leases totalling 106.53 ha (263.13 acres), located at Port Radium on Great Bear Lake, NT for a cash payment of $20,000 (paid).  Acquisition of the 50% ownership in the property entitled the Company to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic’s possession.  Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

The property is located on Labine Point at Port Radium, NT.  Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium.  The mine currently has about 40 km of existing underground workings on 14 levels.

5.

North Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT and consist of 5,867.23 ha (14,492.06 acres).

The property is in the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

6.

South Eldorado Uranium Mineral Claims, NT

During the nine month period ended August 31, 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 683 km (423 miles) north of the city of Yellowknife.  The claims consist of 15,055.30 ha (37,202.31 acres).

The Eldorado South Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface uranium target.  The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2007/2008.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional Radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

Exploration Program – 2007 Summer/Fall

The Company submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (“SLWB”) which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters.  This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the drill permit.

The Company has completed a comprehensive First Nations Traditional Educational Knowledge Report for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline.  The Company intends to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance. On December 19, 2005 the Company signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region.  The SLWB is currently reviewing and overseeing the issuance of the new “Class A- 5 year drill permit” application (NR April 25, 2007).

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, the Company visited and participated in a comprehensive Community Consultation on April 16, 2007 in the community of Deline, NT.  The Company made a detailed presentation to the community of the Company’s results of a successful 2006 exploration & drilling program and the Company’s future plans for expanded exploration and drilling in the 2007 season.  The Company addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region.  The Company continues to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations.  The Company places the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

Expenditures related to the South Eldorado Uranium Mineral Claims for the nine month period ended 31 August 2007 consist of camp costs and field supplies of $18,978 (31 August 2006 - $Nil), claim maintenance and permitting of $5,205 (31 August 2006 - $Nil), equipment rental of $845 (31 August 2006 - $Nil), geology and engineering of $39,600 (31 August 2006 - $Nil), geophysics of $3,000 (31 August 2006 - $Nil), staking and line cutting of $105,655 (31 August 2006 - $Nil), transportation and fuel of $2,220 (31 August 2006 - $Nil) and wages, consulting and management fees of $19,000 (31 August 2006 - $Nil).

Future Developments

The Company is continuing its detailed regional reconnaissance scale sampling, soil sampling, prospecting and mapping program for 2007/2008 on the newly discovered Eldorado South Anomaly.

7.

Eldorado West Uranium Claims, NT

Subsequent to quarter end, the Company announced that it staked four claims (the “Eldorado West Uranium Claims) located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife, and consists of 4,177.09 ha (10,321.77 acres).

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

August 31, 2007	($5,115,313)	($0.050)	($0.050)
May 31, 2007	($1,367,919)	($0.014)	($0.014)
February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	($3,895,492)	($0.042)	($0.042)
August 31, 2006	($5,602,506)	($0.063)	($0.063)
May 31, 2006	($1,897,081)	($0.023)	($0.023)
February 28, 2006	($235,130)	($0.004)	($0.004)
November 30, 2005	($846,099)	($0.010)	($0.010)

The Company did not generate any revenues, other than interest income and proceeds from the sale of available for sale investments, or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net loss of $5,115,313 for the three month period ended August 31, 2007 includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,367,919 for the three month period ended May 31, 2007 includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net income of $3,463,206 for the three month period ended February 28, 2007 includes $361,854 of expenses relating to mineral properties expenditures and $713,237 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $220,085 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $4,156,924 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In this three month period, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $63,280 related to the vesting of 160,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted).  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $846,099 for the three month period ended November 30, 2005 includes $598,299 of expenses relating to mineral properties and $247,800 of general and administrative costs. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the acquisition and exploration of the Contact Lake Mineral Claims.

LIQUIDITY

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company advises its shareholders and capital markets that its cash resources are conservatively invested in R1 bankers acceptance notes on deposit with an AA rated Canadian Banking Institution.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or the asset-backed commercial paper market.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-high investment guaranteed instruments that are paid promptly on maturity.

As at August 31, 2007, the Company had cash and cash equivalents on its balance sheet of $28,008,620 and working capital of $24,436,217 as compared to $30,149,153 of cash and cash equivalents and working capital of $30,224,674 at November 30, 2006.  The reduction in cash and cash equivalents and working capital of $2,140,533 and $5,788,457, respectively, is in part due to the receipt of $4,286,695 from the exercise of 6,440,794 stock options and warrants offset by $369,574 from net investing activities and by cash used in operations of $6,050,154.

Subsequent to the reporting period, the Company received $1,217,012 from the exercise of warrants and agent compensation warrants.  As at October 12, 2007, the Company has sufficient cash and cash equivalents of $27,741,619 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2007/2008.

CAPITAL RESOURCES

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised.  The Company is compelled to exercise the Longtom Option within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property or at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin, Robert Hall and Stuart Rogers, who was appointed on March 1, 2007.  Tim Coupland is the Company’s President and Chief Executive Officer, Ann-Marie Cederholm is the Company’s Chief Financial Officer and Corporate Secretary, and Robert Hall is the Company’s Director of Field Operations.  Ann-Marie Cederholm was appointed as the Chief Financial Officer on August 14, 2007.

The Company paid or accrued amounts to related parties as follows:

	For the Nine Month Period Ended August 31
	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland(1)	$-	$35,839
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	13,000	7,500
Secretarial fees paid to an individual related to Mr. Tim Coupland(2)	8,500	27,037
Management fees paid to a company controlled by Mr. Tim Coupland	117,500	97,500
Director fees paid to a company controlled by Mr. Tracy Moore	14,000	16,700
Director fees paid to a company controlled by Mr. Robert Hall(2)	14,000	-
Director fees paid to Mr. Stuart Rogers	6,000	-
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(2)	6,525	24,100
Salaries and benefits paid to directors and/or officers of the Company(2)	293,259	-
	$472,784	$208,676

____________________________

1  Prior to January 1, 2007, the Company incurred management, director, accounting and secretarial fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.  The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of August 31, 2007 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquires of the Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was operating properly and in effect as at August 31, 2007.

The President and Chief Financial Officer are also required to file certifications of our interim filings under Multilateral Instruments 52-109.  These certifications may be accessed at www.sedar.com.

SUBSEQUENT EVENTS

On September 14, 2007 the Company announced that the Board of Directors has resolved to re-price an aggregate of 3,250,000 stock options previously granted to directors, officers, employees and consultants of the Company of which 1,825,000 stock options were granted to directors and senior officers of the Company.  The Board of Directors has resolved to re-price options from $1.57 per share to $0.85 per share and extend the original two year expiry date to three years.  Each re-priced option represents the right to purchase one common share of the Company at an option price of $0.85 per share for a period of three years.  The option amendments are subject to disinterested shareholder and TSX Venture Exchange approval.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in 2007.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective December 1, 2006, the Company adopted CICA Handbook Section 1530, Comprehensive Income.  Gains or losses associated with items designated as held for trading are recorded in the statement of operations, separate from any interest or dividends earned on these investments.  Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within the Company’s other comprehensive income until such time as the investment is disposed of or, incurs a decline in fair value that is other than temporary, at which time any gains or losses will then be realized and reclassified to the statement of operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 104,536,561 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

The Company has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At the Company’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and the five days trading days immediately following the date of exercise.

b)

Incentive stock options that could result in the issuance of up to 5,850,000 common shares. Of these stock options, 200,000 are exercisable at $0.20 each, 2,400,000 are exercisable at $0.60 each and 3,250,000 are exercisable at $1.57 each.

c)

Share purchase and agent compensation warrants that could result in the issuance of up to 6,984,088 common shares ranging from $2.10 to $2.20 each. Details of these warrants are described in note 9 to our unaudited financial statement for the nine month period ended August 31, 2007.

Form 52-109F2 Certification of Interim Filings

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending August 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 12, 2007

“/s/ Tim Coupland”

Tim Coupland

President and Chief Executive Officer (CEO)

Form 52-109F2 Certification of Interim Filings

I, Ann-Marie Cederholm, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending August 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 12, 2007

“/s/ Ann-Marie Cederholm”

Ann-Marie Cederholm

Chief Financial Officer (CFO)